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                               April 15, 2021

       William Ho
       Chief Executive Officer
       IN8bio, Inc.
       79 Madison Avenue
       New York, New York 10016

                                                        Re: IN8bio, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed March 31,
2021
                                                            File No. 333-249530

       Dear Mr. Ho:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 6, 2020 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Summary, page 1

   1. Please tell us the basis for your disclosure that you are currently the most clinically advanced gamma-delta T
cell company and for your disclosure that you "are the fist
                                                        company to advance
genetically modified gamma-delta T cells into the clinic."
                                                        Alternatively, please
remove these statements.
 William Ho
FirstName
IN8bio, Inc.LastNameWilliam Ho
Comapany
April       NameIN8bio, Inc.
       15, 2021
April 215, 2021 Page 2
Page
FirstName LastName
       You may contact Tara Harkins at 202-551-3639 or Kevin Kuhar at 202-551-3662 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Dietrich King at 202-551-8071 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences